Exhibit 3.1

CERTIFICATE OF AMENDMENT

OF

CERTIFICATE OF INCORPORATION

OF

XPLORE TECHNOLOGIES CORP.

XPLORE TECHNOLOGIES CORP., a corporation organized and existing under the General Corporation Law of the State of Delaware (the “Corporation”), DOES HEREBY CERTIFY:

FIRST:  The original Certificate of Incorporation of the Corporation was filed with the Secretary of State of Delaware on June 20, 2007 and a certificate of designation was filed with the Secretary of State of Delaware on August 8, 2007 (collectively, the “Certificate of Incorporation”).

SECOND:  The amendment to the Certificate of Incorporation of the Corporation as set forth below has been duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware by the stockholders and directors of the Corporation.

THIRD:  The first paragraph of Article Fourth of the Certificate of Incorporation as presently in effect is amended and restated to read in its entirety as follows:

“FOURTH: The total number of shares of stock which the Corporation is authorized to issue is Six Hundred Million (600,000,000) shares of capital stock consisting of: (i) Four Hundred Fifty Million (450,000,000) shares of common stock, $.001 par value (the “Common Stock”), and (ii) One Hundred Fifty Million (150,000,000) shares of Preferred Stock, $.001 par value (the “Preferred Stock”).”

FOURTH:  All other provisions of the Certificate of Incorporation remain in full force and effect.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be signed by its duly authorized Chief Financial Officer this 15th day of January, 2010.

XPLORE TECHNOLOGIES CORP.

By:	/s/ Michael J. Rapisand
Michael J. Rapisand
Chief Financial Officer